Exhibit 99.3

To Our Clients:

We are sending this letter because we hold shares of PriceSmart, Inc. common stock (“Common Stock”) for you. The Common Stock is traded on the Nasdaq National Market under the symbol “PSMT.” PriceSmart, Inc. has distributed to its stockholders transferable subscription rights to purchase its Common Stock, as described in the enclosed prospectus.

We have enclosed your copy of the following documents:

1.	The prospectus; and

2.	A beneficial owner election form.

We urge you to read these documents carefully before instructing us to exercise, sell or otherwise transfer your rights to acquire Common Stock. WE WILL ACT ON YOUR BEHALF ACCORDING TO YOUR INSTRUCTIONS.